Whitley Law Group, P.C.
1001 South Dairy Ashford, Suite 100	Houston, Texas 77077-2375
(281) 668-9200 Telephone	(281) 668-9201 Facsimile

October 3, 2005

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Edgetech Services, Inc.; File No. 000-27397

Gentlemen:

Our Firm represents Edgetech Services, Inc., an issuer that has a class of securities registered with the Commission pursuant to Section 12 of the Securities Exchange Act of 1934 (“Edgetech” or the “Company”).

Herewith we are transmitting the Company’s preliminary proxy statement on Schedule 14A pursuant to Rule 14a-6(a). Pursuant to Rule 14a-6(d), the Company intends to send copies of the definitive proxy statement to its shareholders on October 13, 2005.

In addition, in accordance with Item 10, Instruction 5 of Schedule 14A, the Company intends to issue the compensation plan shares disclosed in the proxy statement without registration with the Commission pursuant to Section 4(2) of the Securities Act of 1933 (“1933 Act”). The Company believes that this exemption will be available for distribution of the plan shares due to the limited amount of distributees and said distributees’ close involvement with and knowledge of the Company’s operations. We believe that these facts will entitle the Company to the private offering exemption of Section 4(2) of the 1933 Act.

Thank you.

Very truly yours,

WHITLEY LAW GROUP, P.C.

By: ______________________

Samuel E. Whitley
swhitley@whitleylawgroup.com